UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period of ______________________________ June 28 – August 12, 2002

HURRICANE HYDROCARBONS LTD.

(Name of Registrant)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

1. News Releases:
   July 23, 2002 – 2Q02 Financial Results Conference Call
   July 30, 2002 – Financial Results for the Second Quarter ending June 30, 2002
   July 30, 2002 – Hurricane Hydrocarbons Share Purchase Program
   August 2, 2002 – TSX Approval of Hurricane Hydrocarbons Share Repurchase Program

2. Toronto Stock Exchange Monthly Report on Options, Warrants and Shares –
   June 30, 2002
   July 31, 2002

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.
Form 20-F ___ Form 40-F_√__

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.
Yes ___ No __√_

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurricane Hydrocarbons Ltd. SEC File No. 0-28466
(Registrant)

Date: August 12, 2002 By:______________________________
Ihor P. Wasylkiw, P.Eng., Vice President Investor Relations

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

TSE

Toronto Stock Exchange

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

Company Name:	Hurricane Hydrocarbons Ltd.		
Stock Symbol:	HHL.a		
For Month Ending:	June 30, 2002	**Contact Name:**	Ihor Wasylkiw
Date Prepared:	July 16, 2002	**Phone Number:**	(403) 221-8658

Outstanding Stock Options Summary					
Stock Options Outstanding – Opening Balance					4,393,668
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					0
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					0
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
June 30, 2002	V. Vasilenko	Oct 12, 1999	$1.40	7,500	
June 30, 2002	V. Vasilenko	July 4, 2000	$6.70	11,250	
June 30, 2002	V. Vasilenko	Aug 23, 2001	$9.00	1,350	
Subtotal					(20,100)
Closing Stock Option Plan Balance					4,373,568

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		4,587,725
Additional Listing Under Plan (Add)		
Stock Options Cancelled (Add)		20,100
Closing Reserve Balance		4,607,825

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		81,302,958
Stock Options Exercised		
Share Purchase Plan		
Corresponding Convertible Securities Exercised		68,539
Corresponding Convertible Securities Cancelled		
Shares Cancelled		
Issuer Bid Cancellation		
Closing Issued Capital Balance		81,371,497

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2
Fax (416) 947 4547

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

TSE Toronto Stock Exchange

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

Company Name: Hurricane Hydrocarbons Ltd.
Stock Symbol: HHL.a
For Month Ending: July 31, 2002
Date Prepared: August 12, 2002
Contact Name: Ihor Wasylkiw
Phone Number: (403) 221-8658

Outstanding Stock Options Summary					
Stock Options Outstanding – Opening Balance					4,373,568
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					0
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					0
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					0
Closing Stock Option Plan Balance					4,373,568

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		4,607,825
Additional Listing Under Plan (Add)		
Stock Options Cancelled (Add)		
Closing Reserve Balance		4,607,825

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		81,371,497
Stock Options Exercised		
Share Purchase Plan		
Corresponding Convertible Securities Exercised		
Corresponding Convertible Securities Cancelled		
Shares Cancelled		
Issuer Bid Cancellation		
Closing Issued Capital Balance		81,371,497

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2
Fax (416) 947-4547

HURRICANE HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – July 23, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: 2Q02 Financial Results Conference Call

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") will be hosting a conference call to discuss its Second Quarter 2002 financial results that will be released after market close on Tuesday, July 30, 2002.

The conference call will be held on Wednesday, July 31, 2002 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time). Those who wish to participate are invited to dial (416) 695-5806.

The conference call hosts will be Bernard F. Isautier, Chairman of the Board, President and Chief Executive Officer, Nicholas H. Gay, Senior Vice President Finance and Chief Financial Officer and Anthony Peart, Senior Vice President, General Counsel and Corporate Secretary.

Those who are unable to participate by phone may either listen in to the call via a live webcast feed which can be accessed from Hurricane's, Canada NewsWire's or Vcall's websites. A recording of the conference call may be listened to in its entirety by calling (416) 695-5800 and specifying the code 1232608. This recording will be available until August 7th. The archived webcast will be available until August 28th.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com, Canada NewsWire's website can be accessed at www.newswire.ca, and Vcall's website can be accessed at www.vcall.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-30-

For further information please contact:

Ihor P. Wasylkiw
Vice President Investor Relations
(403) 221-8658

HURRICANE
HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – July 30, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Financial Results for the Second Quarter ending June 30, 2002

CALGARY, Alberta - Hurricane Hydrocarbons Ltd. ("Hurricane", the "Corporation" or the "Company") announces its financial results for the three months ending June 30, 2002. **All amounts are expressed in U.S. dollars unless otherwise indicated.**

HIGHLIGHTS :

- Earnings of $33.8 million ($0.42 per share)
- Cash flow of $44.2 million ($0.54 per share)
- Production of 117,844 barrels of oil per day, up 19% versus 2001
- CPC pipeline proposed purchase transaction terminated
- One month refinery shut down for maintenance turnaround
- Increased production of high value refined products at Shymkent refinery
- Implemented a prudent hedging program

(in millions of US$ except per share amounts)	Six Months ended June 30		Three Months ended June 30	
	2002	2001	2002	2001
Gross Revenue	$ 320.7	$ 314.1	$ 177.4	$ 174.8
Net income	56.9	99.8	33.8	44.4
Per share (basic)	0.70	1.25	0.42	0.56
Per share (diluted)	0.67	1.21	0.40	0.54
Cash flow	79.6	115.1	44.2	56.1
Per share (basic)	0.98	1.44	0.54	0.70
Per share (diluted)	0.94	1.39	0.52	0.68
Weight Average Shares Outstanding				
Basic	80,911,226	79,814,516	81,196,383	79,816,295
Diluted	84,405,177	82,572,652	84,690,334	82,951,023
Shares Outstanding at End of Period	81,371,497	79,820,602	81,371,497	79,820,602

UPSTREAM OPERATIONS REVIEW

Production

During the second quarter of 2002, Hurricane's production volumes totaled 10.72 million barrels or an average of 117,844 barrels of oil per day ("bopd") representing an 18.5% increase over the second quarter 2001 production of 99,424 bopd and a 4.5% decrease over the first quarter of 2002 production rates of 123,372 per bopd. A one month scheduled maintenance turnaround of the Company's Shymkent refinery from May 16th to June 16th combined with adverse crude oil export conditions restricted upstream performance and required the cutback of field production by an average of 18,000 bopd in the quarter. Production during the last week in June averaged 138,142 bopd. Average production for the six months to June 30, 2002 was 120,593 bopd, up 27.7% over the six months of 2001.

Currently, Hurricane has 8 service rigs in operation throughout the producing fields that are contributing to the enhancement of daily production. These rigs are conducting artificial lift pump replacements, installations and assist with reservoir engineering remedial work over programs to enhance reserve recovery.

Additional production testing continued in the QAM fields ("Qyzylkiya, Maybulak and Aryskum). The Aryskum field production rate has increased to over 5,000 bopd from only 5 wells, with the installation of surface process line heaters. The Qyzylkiya field continues to perform well with a year to date average rate of 8,452 bopd and a peak rate of over 9,700 bopd.

Further development and production enhancement of the Akshabulak field, operated by Kazgermunai ("KGM"), is being pursued with the German joint venture partners. No resolution to date has been achieved.

The average yearly production for Hurricane in 2002 is still anticipated to be approximately 135,000 bopd with an end-of-year production rate of 156,000 bopd.

Kumkol Fields Facilities

The construction of the second and third Freewater Knockout facilities, which will relieve water handling at the main central processing facility ("CPF") is progressing for commissioning in August and September of 2002. The continued optimization of artificial lift pumps in selected wells with either progressive cavity pumps or electrical submersible pumps contributes to the gradual increase in daily production. Production performance in South Kumkol has increased over budget assumptions because of the installation of progressive cavity pumps. This should lead to an average annual increase of some 2,700 bopd.

Gas Utilization Project

The 55-megawatt power plant at Kumkol is on target for commissioning in the first quarter of 2003. Major equipment has been purchased and mobilized to site. All approvals required at this stage of the project have been obtained. The construction permit is expected in July when civil works will commence. The cost of the project, anticipated to be approximately $30 million, will be shared with the Turgai Petroleum Joint Venture. To date, almost $14 million has been committed.

Exploration

Testing of the North Nurali wells has concluded that these low permeability sands have the potential for production of 700 bopd with the removal of skin damage and, with the use of horizontal wells, could result in rates above 1,200 bopd. A 3D seismic program is underway before the main program of appraisal wells are drilled to delineate the field.

During the second quarter, Hurricane drilled its third and fourth exploration wells at East Karavanchi and West Kumkol. The East Karavanchi well was drilled to a depth of 2,505 meters and the West Kumkol well was drilled to a depth of 2,456 meters. While the stratigraphic section penetrated by both wells validated the Company's theory of potential deeper targeted formations, both wells contained high water saturations and were abandoned. Follow-up prospects on these stratigraphic plays may be drilled following the assessment of well results and the analysis of hydrocarbon migration pathways in the Graben.

The fifth deep exploration well is scheduled to be drilled in the eastern portion of the North Akshabulak Graben and is anticipated to be spudded in the fourth quarter 2002. This well will be drilled to a projected depth of approximately 2,500 meters.

The sixth well of the exploration program, Lead L, will be drilled to approximately 3,600 metres. This depth has been increased from the earlier assumptions in light of information from the North Nurali wells. Consequently, an alternative rig is required that is capable of drilling to this depth. It is Hurricane's intent to share this new high grade rig and the associated high mobilization and demobilization costs with the KGM Joint Venture. Unfortunately, because KGM has postponed the enhancement program of the Akshabulak field, which requires the high grade rig, the unit has not been mobilized to date. It is conceivable that Lead L will be deferred into the 2003 exploration program.

Appraisal and Development Drilling

No further wells were drilled at East Kumkol; there are currently 5 production wells of which 2 have been on test production. Kazakhstan authority reserves estimations are underway, a key stage in the approval of the development plan. Production from the East Kumkol field now stands at 1,100 bopd. Production is still anticipated to increase to 4,300 bopd by year-end.

During the second quarter of 2002, the QAM development project was primarily focused on improved geologic modeling and reservoir simulation studies. A comprehensive review and assessment of all QAM field idle wells has been initiated with the expectation of a well intervention and testing program in the second half of the year. A Maybulak appraisal well, targeting the Jurassic sands to the east, off the crest of the structure, did not encounter pay and was subsequently abandoned. The appraisal well confirmed the recent January 2002 reserve evaluation prepared by the Company's independent engineering consultants. Two additional appraisal wells are planned in the second half of 2002. The first will be a deep test to 2,200 metres targeting the Doshan sands onlapping the Aryskum structure at the southern margin of the currently mapped field. These sands are reservoirs in the North Nurali and Doshan fields, and are encountered some 1,000 metres below the productive Cretaceous pay in the Aryskum field. The second appraisal well is targeted at an extension of the productive Qyzylkiya Cretaceous sands at the extreme northern edge of the Qyzylkiya field.

The Turgai Petroleum Joint Venture gross production was relatively flat in the second quarter. Additional production capacity from newly drilled wells was offset by production cutbacks as a result of transportation restrictions. Gross production was 41,300 bopd in the second quarter versus 38,480 bopd in the first quarter of 2002. So far this year, 26 wells have been drilled. By year-end, 36 should have been drilled.

The gross production at the KGM Joint Venture Akshabulak field was 16,450 bopd in the second quarter, equivalent to the average rate in the first quarter of 2002. Production growth was hampered by cutbacks as a result of transportation restrictions. Currently the gross KGM production is 21,500 bopd.

One new Akshabulak water injection well was drilled in the second quarter. In the first six months of 2002, two new wells have been drilled, one injector and one producer. A further two wells are planned to be drilled in 2002. The pace of development is still contingent on the German partners.

In the second quarter of 2002, a Nurali well was placed on production at a sustained rate of 1,500 bopd. The 3D seismic acquired over the Nurali and Aksai fields earlier this year has been incorporated in the Development Plan due to be submitted to the approval authorities in the fourth quarter of 2002. The commencement of the 2003 plan is contingent on this approval.

DOWNSTREAM MARKETING, TRADING AND REFINING

Crude Trading and Transportation

Crude oil export sales for the second quarter of 2002 increased versus the first quarter of 2002 by 2.1 million barrels (280,000 tonnes) representing an increase of 48%. Although a significant part of this increase was as a result of recognition of the earlier Free On Board ("FOB") sales, the physical volume of crude oil handled at the Tekesu loading facility at the Shymkent refinery has increased steadily from approximately 63,500 bopd (8,200 tonnes per day) in January to 83,700 bopd (10,800 tonnes per day) in June. These volumes were exported via various routes including Batumi, Odessa and China. This improvement was achieved in spite of a number of difficulties concerning the shipment of crude exports which had been experienced due to a lack of state owned rail cars and various regulatory issues. Following discussions with Kazakh government agencies, these issues have improved.

World crude oil prices continued to be volatile during the second quarter of 2002. The dated Brent price for the second quarter opened at $26.02 per barrel, closed at $25.50 per barrel and had a high/low range of $27.35 to $22.55. Nevertheless, oil prices in the second quarter were consistently better than those in the first quarter of 2002. In 2002, the average dated Brent price for the second quarter was $25.07 per barrel compared to $21.08 per barrel for the first quarter.

In light of this buoyant market, Hurricane implemented a prudent policy of hedging a portion of its crude exports to protect against future price erosion. During the second quarter, three contracts were placed with AA rated, international banks, whereby a total of 1.1 million barrels of Brent crude has been hedged for the remainder of 2002 at prices exceeding $25.00. An additional 2.25 million barrels of Brent crude has been hedged for the year 2003 within "cost less collars' in a min/max fixed price range of $17.00 to $29.00. A further 2003 cost less collar hedged volume contract was established in July for a total of 0.9 million barrels in a min/max fixed price range of $17.00 to $30.00.

Despite the improvement in Brent oil prices there has been a deterioration in the market value of low sulphur crudes compared to Brent in the Mediterranean market. Crudes such as Kumkol and Tengiz saw deteriorations of up to $1.25 per barrel versus Brent since the beginning of 2002 (from a premium of 65 cents to a discount of 60 cents). This price deterioration was caused by additional quantities of other low sulphur crude oil such as Saharan blend together with the flow of Tengiz onto the market through the Caspian Pipeline Consortium ("CPC") export pipeline where it was sold as low sulphur material rather than being sold through the Atyrau Samara pipeline as Urals blend. This market adjustment has had a negative effect on export differentials for Kumkol for both Freight Carriage Assurance ("FCA") and FOB transactions. On average, the differential to Brent at Shymkent was $12.18 per barrel in the second quarter versus $11.81 in the first quarter.

As of the end of the second quarter of 2002, Kumkol crude in the Mediterranean had recovered and was being priced at a discount of about 20 cents to dated Brent.

CPC Pipeline

The negotiations for the purchase of the BP Amoco interest in the CPC pipeline were terminated in June as a result of the late refusal by Kazmunaigas to approve the transaction. In the coming months, Hurricane's efforts will concentrate on enhancing its existing export routes as well as concluding alternative transportation solutions including alternative access to CPC, greater access to the Atyrau-Samara pipeline, further development of the southern route via Turkmenistan and more effective use of the port of Aktau on the Caspian Sea. Additionally, 116,200 barrels (15,000 tonnes) of crude were shipped to China in June. These shipment movements will be further developed.

QAM Pipeline

The construction of the QAM pipeline is on schedule for a target start-up date of year-end 2002. Commissioning of this 140,000 bopd pipeline is anticipated in the first quarter of 2003, reaching capacity by the end of the first quarter of 2003. Cost savings will result due to the elimination of approximately 1,300 kilometers of transportation distance.

Shymkent Refinery

The Shymkent refinery successfully concluded its routine yearly maintenance shutdown on time, from May 16th to June 16th, and in budget. During the shutdown, the opportunity was taken to improve the performance of a number of the refinery units including the repair and modernization of heaters, boilers and other equipment, reformer catalyst regeneration, fireproofing of steel structures, insulation of processing tanks and pipelines and various other repair works.

During the second quarter of 2002, the Shymkent refinery processed approximately 5.3 million barrels or 58,392 bopd, none of which was custom-refined for third parties versus approximately 7.6 million barrels or 84,622 bopd, including 0.7 million barrels that were custom-refined for third parties in the first quarter of 2002. This was down approximately 19% versus the 6.5 million barrels or 71,751 bopd that was processed in the second quarter of 2001.

Initial refinery performance after the start up on June 16 indicates a significant improvement in refinery yield. The production of higher value products, such as gasoline and diesel, has increased and the volume of lower value products such as mazut (heavy fuel oil) has decreased. The full effect of these yield improvements will be seen beginning in the third quarter. Early results indicate the production of mazut is expected to be reduced by approximately 13%, to around 30% of the yield compared to previous highs of 43%.

International Trading and Domestic Sales of Refined Products

The decline in the domestic Kazakhstan market prices seen in the first quarter of 2002 as a result of excess Russian crude oil production and refining began to reverse in the latter part of the second half of 2002 which has lead to improved domestic netbacks. The full value of the domestic price improvements will be seen in the third quarter.

Hurricane continues to be a major supplier of refined products in Kazakhstan. The Company's market share is approximately 40% to 50%. Refined product exports are being sold primarily to neighbouring countries. This includes gasoline and jet fuel and mazut sent to ports on the Black Sea.

The Company's trading organization will be enhanced in the third quarter. This will be achieved by the creation of an in-house Trading Room whereby all Company participants involved in crude sales operations will be working more closely together to maximize the efficiency and benefit of the trading operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Interim Consolidated Statements.

During the second quarter of 2002, the Refinery at Shymkent was shut down for 30 days due to scheduled maintenance. In addition, in late May, the Company experienced export difficulties. These factors, curtailed production for a period of 24 days leading to a decline in average oil production in the second quarter 2002 to 117,844 barrels of oil per day ("bopd") from the first quarter 2002 average of 123,372 bopd. Production during the last week in June averaged 138,142 bopd. Average production for the six months to June 30, 2002 was 120,593 bopd as compared to 94,410 bopd for the same period in 2001.

All numbers are in US Dollars unless otherwise indicated.

The following discussion covers the second quarter 2002 and 2001 and 6 months of 2002 and 2001.

For the quarter ended June 30, 2002, the Corporation generated $33.8 million of net income and $44.2 million of cash flow. This represents basic net income per share of $0.42 and basic cash flow per share of $0.54 for the quarter ended June 30, 2002. The comparable figures for 2001 were net income of $44.4 million or $0.56 basic net income per share and $56.1 million of cash flow or $0.69 basic cash flow per share.

Revenue, Production and Sales

Upstream

Upstream production averaged 117,844 bopd for the second quarter of 2002 compared to 99,424 bopd for the same period in 2001. The tables below set out total production, acquisitions and sales from our Upstream operations.

Production

	Three months ended June 30, 2002 MMbbls	Three months ended June 30, 2001 MMbbls
Opening inventory of crude oil	**1.55**	0.26
Production	**10.73**	9.05
Crude oil purchased from third parties	**0.29**	-
Crude oil purchased from joint ventures (50%)	**0.55**	-
Sales or transfers	**(10.72)**	(9.04)
Crude oil tolled into refined products	**(0.79)**	-
Pipeline losses	**(0.02)**	(0.01)
Closing inventory of crude oil	**1.59**	0.26

Production

	Six months ended June 30, 2002 MMbbls	Six months ended June 30, 2001 MMbbls
Opening inventory of crude oil	**0.70**	0.39
Production	**21.83**	17.09
Crude oil purchased from third parties	**0.94**	-
Crude oil purchased from joint ventures (50%)	**0.55**	-
Sales or transfers	**(21.61)**	(17.2)
Crude oil tolled into refined products	**(0.79)**	-
Pipeline losses	**(0.03)**	(0.02)
Closing inventory of crude oil	**1.59**	0.26

The crude oil purchased from third parties represented royalty in kind re-acquired by the Company.

Sales of Crude Oil

	Three months ended June 30			
	2002 MMbbls	**2002 %**	2001 MMbbls	2001 %
Crude oil exports	**6.69**	**62.4%**	4.45	49.2%
Crude oil transferred to Downstream	**2.05**	**19.1%**	3.14	34.7%
Crude oil transferred to Downstream by joint ventures (50%)	**1.23**	**11.5%**	1.00	11.1%
Royalty payments	**0.42**	**3.9%**	-	-
Crude oil domestic sales	**0.33**	**3.1%**	0.45	5.0%
Total crude oil sales or transfers	**10.72**	**100.0%**	9.04	100.0%

Sales of Crude Oil

	Six months ended June 30			
	2002 MMbbls	**2002 %**	2001 MMbbls	2001 %
Crude oil exports	**11.22**	**51.9%**	8.65	50.3%
Crude oil transferred to Downstream	**5.03**	**23.3%**	5.87	34.1%
Crude oil transferred to Downstream and exported	-	-	0.15	0.9%
Crude oil transferred to Downstream by				

joint ventures (50%)	**3.06**	**14.1%**	2.07	12.0%
Royalty payments	**1.40**	**6.5%**	-	-
Crude oil domestic sales	**0.90**	**4.2%**	0.46	2.7%
Total crude oil sales or transfers	**21.61**	**100.0%**	17.20	100.0%

Total consolidated revenue from crude oil sales amounted to $113.2 million in the second quarter of 2002 and $73.5 million in the second quarter of 2001. The increase is due to the increased volumes of sales from 4.9 million barrels at $15.01 per barrel in the second quarter of 2001 to 7.44 million barrels at $15.22 per barrel in the second quarter of 2002.

Total consolidated revenue from crude oil sales amounted to $175.8 million in 6 months of 2002 and $129 million in 6 months of 2001. The increase is due to the increased volumes of sales from 9.26 million barrels at $13.93 per barrel in the first half of 2001 to 13.52 million barrels at $13.00 per barrel in the first half of 2002.

ShNOS is not expected to export crude oil in 2002.

In the second quarters and six months of both 2002 and 2001, the crude oil export sales included sales to third parties within Kazakhstan, normally at the rail terminal at Tekesu, adjacent to the Shymkent Refinery. The price achieved for these sales are shown net of a discount to the prevailing Brent at the time of the sale. The discount reflects a number of factors, the most significant of which relates to rail transportation costs. Title to the crude oil passes to the buyer at the point of loading the crude into rail cars. Within the tables noted below, these sales are shown as "Crude sales sold FCA".

In addition, 42.1% of crude oil sales made in the second quarter of 2002 were on FOB terms to Black Sea ports. No crude oil was sold on FOB terms in the first and second quarters of 2001. Under these types of sales, the Corporation arranges all transportation to the port and assumes the obligations for this transportation. The sale price therefore reflects the Brent price plus or minus a quality differential to the Black Sea port at the time of sale. With this type of sale, title to the crude does not pass to the buyer until the crude is loaded into an oil tanker in the respective Black Sea port. Within the tables noted below, these sales are shown as "Crude sales sold FOB".

Total revenue can be analysed as follows:

Crude Oil Revenue

Three months June 30, 2002

	Quantity sold in MMbbls	**Net Realized Price $ per bbl**	**Revenue $000's**
Crude sales sold FCA	**3.88**	**13.36**	**51,818**
Crude sales sold FOB	**2.16**	**22.07**	**47,664**
Kazgermunai export sales	**0.65**	**12.67**	**8,238**
Royalty payments	**0.42**	**7.12**	**2,990**
Crude oil domestic sales	**0.33**	**7.62**	**2,513**
Total	**7.44**	**15.22**	**113,223**

Crude Oil Revenue

Three months ended June 30, 2001

	Quantity sold in MMbbls	Net Realized Price $ per bbl	Revenue $000's
Crude sales sold FCA	3.86	14.79	57,096
Royalty payments	-	-	-
Kazgermunai export sales	0.59	19.42	11,460
Crude oil domestic sales	0.45	11.08	4,985
Total	4.90	15.01	73,541

Crude Oil Revenue

Six months ended June 30, 2002	Quantity sold in MMbbls	Net Realized Price $ per bbl	Revenue $000's
Crude sales sold FCA	8.19	12.40	101,587
Crude sales sold FOB	2.28	21.81	49,727
Kazgermunai export sales	0.75	12.42	9,315
Royalty payments	1.40	6.51	9,107
Crude oil domestic sales	0.90	6.72	6,050
Total	13.52	13.00	175,786

Crude Oil Revenue

Six months ended June 30, 2001	Quantity sold in MMbbls	Net Realized Price $ per bbl	Revenue $000's
Crude sales sold FCA	7.60	13.46	102,332
Royalty payments	-	-	-
Kazgermunai export sales	1.20	17.99	21,585
Crude oil domestic sales	0.46	11.05	5,082
Total	9.26	13.93	128,999

The average FCA discount for exports from Shymkent, to Brent crude oil price, for the second quarter 2002 and 2001 for Hurricane Kumkol Munai OJSC ("HKM") and Turgai sales only, is set out below.

	2002 $/bbl	2001 $/bbl
Quarter to March 31	11.81	12.50
Quarter to June 30	12.18	11.95
Average year to date	12.00	12.23

The deterioration in the FCA differential during the second quarter of 2002 resulted primarily from the movement in the price of Kumkol crude as related to Brent crude.

Downstream

The comparative numbers in the tables include the first six months and the second quarter for the years 2002 and 2001 respectively.

The Refinery at Shymkent has a total design operating capacity of 6.6 million tonnes per year or the equivalent of approximately 12.8 mmbbls per quarter. The Refinery operated in the second quarter of 2002 at a reduced capacity level of 41.6% or 685,987 tonnes (approximately 5.3 mmbbls). This was due to the 30 day planned, Refinery shutdown for routine maintenance. The comparative numbers for the second quarter of 2001 were 51.1% or 842,927 tonnes (approximately 6.5 mmbbls) respectively.

The crude oil feedstock for the Refinery is primarily acquired from Upstream operations but purchases are also made from third parties. The table below sets out the source of purchases and the movement in feedstock supplies.

HURRICANE HYDROCARBONS LTD.

Purchase and acquisition of feedstock

	Three months ended June 30	
	2002 MMbbls	2001 MMbbls
Acquired from HKM	**2.05**	3.14
Purchased from joint ventures (100%)	**2.46**	2.00
Purchased from third parties	**-**	0.11
Total feedstock acquired	**4.51**	5.25

	Six months ended June 30	
	2002 MMbbls	2001 MMbbls
Acquired from HKM	**5.03**	6.02
Purchased from joint ventures (100%)	**6.12**	4.14
Purchased from third parties	**-**	0.57
Total feedstock acquired	**11.15**	10.73

Inventory levels of feedstock

	Three months ended June 30	
	2002 MMbbls	2001 MMbbls
Opening inventory of crude oil feedstock	**0.09**	0.58
Purchase and acquisition of feedstock	**4.51**	5.25
Recoverable feedstock from traps	**0.01**	0.01
Feedstock sold for export	**-**	-
Feedstock refined into product	**(4.53)**	(5.68)
Closing inventory of feedstock	**0.08**	0.16

	Six months ended June 30	
	2002 MMbbls	2001 MMbbls
Opening inventory of crude oil feedstock	**0.34**	0.08
Purchase and acquisition of feedstock	**11.15**	10.73
Recoverable feedstock from traps	**0.03**	0.03
Feedstock sold for export	**-**	(0.15)
Feedstock refined into product	**(11.44)**	(10.53)
Closing inventory of feedstock	**0.08**	0.16

In addition to acquiring feedstock to refine into products, the Refinery from time to time acquires refined product for resale. The table below sets out the movement in inventory of refined product.

Inventory movement of refined product

	Three months ended June 30	
	2002 MM tonnes*	2001 MM tonnes*
Opening inventory of refined product	**0.17**	0.24
Refined product from feedstock	**0.55**	0.70
Refined product from upstream tolling	**0.10**	
Refined product acquired	**0.01**	0.02
Refined product sold	**(0.66)**	(0.84)
Refined product internal use & yield losses	**(0.01)**	(0.01)
Closing inventory of refined product	**0.16**	0.11

* The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used for crude oil by the Corporation is 7.746 barrels to the tonne.

Inventory movement of refined product

	Six months ended June 30	
	2002 MM tonnes*	2001 MM tonnes*
Opening inventory of refined product	**0.21**	0.13
Refined product from feedstock	**1.38**	1.29
Refined product from upstream tolling	**0.10**	
Refined product acquired	**0.06**	0.08
Refined product sold	**(1.58)**	(1.38)
Refined product internal use & yield losses	**(0.01)**	(0.01)
Closing inventory of refined product	**0.16**	0.11

* The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used for crude oil by the Corporation is 7.746 barrels to the tonne.

The feedstock is refined into a number of products sold to derive the revenue of refined products. Refined product sales revenue for the second quarter of 2002 was $62.1 million and for the second 3 months of 2001 the revenue was $98.4 million.

The table below sets out product sold for the six months and second quarters of 2002 and 2001, the average price achieved and the total refined products revenue.

Refined Product Revenue – Three months ended June 30, 2002

Product Produced	**Tonnes Sold**	**Average Price $/tonne**	**Revenue $000's**
Gasoline	**190,320**	**108.70**	**20,688**
Diesel	**187,544**	**114.97**	**21,561**
Heavy fuel oil (Mazut)	**205,518**	**41.80**	**8,591**
LPG	**27,101**	**70.77**	**1,918**
Jet fuel	**37,319**	**212.47**	**7,929**
Total self refined	**647,802**	**93.68**	**60,687**
Resale of purchased refined products	**12,647**	**108.64**	**1,374**
Total refined product sales	**660,449**	**93.97**	**62,061**

Refined Product Revenue – Three months ended June 30, 2001

Product Produced	Tonnes Sold	Average Price $/tonne	Revenue $000's
Gasoline	174,728	182.56	31,899
Diesel	213,963	167.59	35,857
Heavy fuel oil (Mazut)	379,185	49.65	18,826
LPG	27,109	89.86	2,436
Jet fuel and kerosene	11,557	229.47	2,652
Total self refined product	806,542	113.66	91,670
Resale of purchased refined products	37,550	177.92	6,681
Total refined product sales	844,092	116.52	98,351

Refined Product Revenue – Six months ended June 30, 2002

Product Produced	Tonnes Sold	Average Price $/tonne	Revenue $000's
Gasoline	**393,131**	**110.54**	**43,457**
Diesel	**447,548**	**113.81**	**50,934**
Heavy fuel oil (Mazut)	**537,635**	**35.56**	**19,120**
LPG	**56,371**	**73.26**	**4,130**
Jet fuel	**87,861**	**205.26**	**18,034**
Total self refined	**1,522,546**	**89.11**	**135,675**
Resale of purchased refined products	**52,822**	**71.37**	**3,770**
Total refined product sales	**1,575,367**	**88.52**	**139,445**

Refined Product Revenue – Six months ended June 30, 2001

Product Produced	Tonnes Sold	Average Price $/tonne	Revenue $000's
Gasoline	288,113	196.31	56,559
Diesel	354,391	190.27	67,429
Heavy fuel oil (Mazut)	608,602	52.15	31,737
LPG	50,587	92.47	4,678
Jet fuel and kerosene	18,389	242.10	4,452
Total self refined product	1,320,083	124.88	164,855
Resale of purchased refined products	68,295	145.59	9,943
Total refined product sales	1,388,378	125.90	174,798

During the second quarter of 2002, HKM tolled 790,000 barrels of its crude through the Refinery. The subsequent sale of these products is included in the above tables. HKM did not toll crude through the Refinery in the first half of 2001.

In addition to revenue generated from the refining and sale of product derived from acquired feed stock, the Refinery also refined crude on behalf of third parties for which it derives a fee. There was no tolling in the second quarter as crude producers elected to export their volumes. The comparable number for the second quarter of 2001 was $3.5 million.

The table below sets out the total quantity of oil processed into product and the average fee charged.

2002

	Toller's volumes processed Tonnes	Processing fee $/tonne	Processing fees earned $000's
First quarter 2002	**91,521**	**15.64**	**1,431**
Second quarter 2002	-	-	**3**

2001

	Toller's volumes processed Tonnes	Processing fee $/tonne	Processing fees earned $000's
First quarter 2001	214,526	16.31	3,498
Second quarter 2001	109,018	16.99	1,852

Production Expenses

Production expenses relate to the cost of producing crude oil in the Upstream operations and were $12.2 million in the second quarter of 2002 compared to $9.7 million in the second quarter of 2001 ($26.4 million in six months of 2002 and $19.3 million in six months of 2001). Based on the number of barrels of oil produced, these costs are $1.14 per barrel for the second quarter 2002 and $1.07 per barrel for the second quarter 2001 ($1.21 per barrel for six months of 2002 and $1.13 per barrel for six months of 2001).

The absolute increase in cost between the second quarter 2002 and the similar period in 2001 resulted from the increase in production volumes of 1.7 million barrels or 19% as well as due to the higher costs incurred for the QAM fields ($1.6 million for the six months of 2002) for materials and services used in the production.

Royalties and taxes

The total royalty expense for the second quarter of 2002 was $8.8 million, which represented an effective overall percentage of 8.15%. For the second quarter of 2001 royalty expense was $9.3 million and the overall percentage was 7.84%.

The total royalty expense for the six months of 2002 was $15.5 million, which represented an effective overall percentage of 6.77%. For the six months of 2001 royalty expense was $14.9 million and the overall percentage was 6.55%.

In all cases the royalty rate is based on the levels of production.

The table below indicates the royalty paid in kind and cash in the first and second quarter of 2002 and 2001 ($000's).

Quarter ending	**2002 Royalty in Kind**	**2002 Cash Royalty**	**2002 Total Royalty**	2001 Royalty in Kind	2001 Cash Royalty	2001 Total Royalty
March 31	**2,972**	**3,738**	**6,710**	-	5,589	5,589
June 30	**7,456**	**1,295**	**8,751**	6,680	2,634	9,314
Total Royalty	**10,428**	**5,033**	**15,461**	6,680	8,223	14,903

The total royalty and tax expense for the second quarter of 2002 was $9.8 million compared to $10.3 million for the second quarter of 2001. In addition to royalties the Corporation incurred other statutory taxes in the second quarter of 2002 amounting to $1 million ($1 million in the second quarter of 2001). For six months of 2002 these taxes were $6.7 million ($1.4 million in six months of 2001), out of which $5.4 million relates to tax assessments as more fully described in Note 11 of the consolidated interim financial statements.

Transportation costs

Transportation costs are made up of the costs of shipping crude oil from the central processing facility located at the Kumkol South Field (the "CPF") to the Shymkent Refinery, the costs of trucking crude oil from the QAM Fields to the CPF and railway transportation from the Shymkent Refinery to the destination ports under FOB sales contracts. Transportation costs also include transportation of crude produced by our Kazgermunai joint venture to its export customers.

The pipeline tariff from the CPF to Shymkent depends on the ultimate destination of the crude oil. The tariff charged in respect of crude oil destined for export is $1.41 per barrel, whereas the cost related to crude oil processed in the Refinery is $0.84 per barrel.

The table below sets out the constituent components of transportation costs.

HURRICANE HYDROCARBONS LTD.

	Second quarter 2002 $000's	Second quarter 2001 $000's
Pipeline costs	**12,254**	8,972
Kazgermunai transportation costs	**1,910**	2,537
Railway transportation	**21,033**	1,000
Other related transportation costs	**1,150**	-
Total	**36,347**	12,509

	Six months of 2002 $000's	Six months of 2001 $000's
Pipeline costs	**23,904**	16,982
Kazgermunai transportation costs	**2,722**	3,912
Railway transportation	**21,315**	1,000
Other related transportation costs	**1,997**	-
Total	**49,938**	21,894

The absolute increase in pipeline costs results from the increase in production between 2002 and 2001 as well as due to the increased volumes of crude oil sold for export with the higher tariff. Railway transportation increased by $20 million in the second quarter of 2002 due to the shift to FOB sales (2.16 million barrels sold in the second quarter at the average cost of $9.74 per barrel and 2.28 million barrels sold in the first half of 2002 at the average cost of $9.34 per barrel). There were no costs associated with FOB sales in 2001. Other related transportation costs are mainly trucking costs incurred to transport the QAM field crude oil to the central processing facility located at Kumkol.

Refining Costs

Refining costs represent the direct costs related to processing all crude oil including toller's volumes. The total refining costs in the second quarter of 2002 were $5.8 million or $1.09 per barrel of crude oil processed. For the second quarter of 2001 the costs were $5.8 million and $0.89 per barrel respectively. The comparative amounts for the six months 2002 and 2001 were $12.3 million ($0.95 per barrel) and $9.9 million ($0.76 per barrel), respectively.

The absolute increase in refining costs per unit resulted from increased costs, including contracted labour and materials during the planned 30 day maintenance program during the Refinery shutdown period which commenced on May 16th 2002. This shutdown resulted in a 20% reduction of crude processed quarter on quarter and a corresponding increase in per unit costs.

In addition, the increase on a per barrel basis was brought about by the reclassification of the cost of tolling from crude oil and refined product purchases into Refining Cost, which accounted for $1.3 million of the costs for the second quarter 2002.

Crude oil and refined product purchases

Crude oil and refined product purchases represent the cost of purchasing crude oil for the Refinery from third parties, as well as refined product for resale. The decrease in cost from $30.1 million in the second quarter of 2001 to $20.5 million in 2002 resulted mainly from the decreased prices for crude purchased from third parties in 2002 (2.2 million barrels at $13.91 per barrel in the second quarter of 2001 versus 2.2 million barrels at $9.21 per barrel in the second quarter of 2002).

The comparative numbers for the six months ended June 30, 2002 and 2001 were 5.1 million barrels at $7.55 per barrel and 3.1 million barrels at $13.69 per barrel.

HURRICANE HYDROCARBONS LTD.

Selling Expenses

Selling expenses are comprised of the costs of operating the 7 distribution centres of ShNOS that sell refined products and certain costs associated with the sales and export of crude oil by upstream.

Selling expenses in the second quarter of 2002 were $4.9 million compared to $5.5 million in the second quarter of 2001 and $10.6 million for the six months of 2002 compared to $10.5 million for the similar period of 2001. The decrease in costs is mainly due to the shutdown of the Refinery for maintenance in the second quarter of 2002.

General and Administrative

Total general and administrative costs were $15.3 million in the second quarter of 2002 and $12.6 million for the same period in 2001 ($27.8 million in six months of 2002 and $22.6 million in the same period of 2001). The table below analyses these between Upstream, Downstream and Corporate. In the case of Upstream and Downstream the general and administrative costs are also reflected on a per barrel basis.

Second quarter 2002

	General and Administrative $000's	**Per barrel of oil produced or processed* $/bbl**
Upstream	**9,028**	**0.84**
Downstream	**4,086**	**0.76**
Corporate	**2,216**	
Total	**15,330**	

Second quarter 2001

	General and Administrative $000's	Per barrel of oil produced or processed* $/bbl
Upstream	6,831	0.76
Downstream	4,669	0.72
Corporate	1,091	
Total	12,591	

*Including toller's Volumes

Six months of 2002

	General and Administrative $000's	**Per barrel of oil produced or processed* $/bbl**
Upstream	**16,165**	**0.74**
Downstream	**7,424**	**0.57**
Corporate	**4,242**	
Total	**27,831**	

Six months of 2001

	General and Administrative $000's	Per barrel of oil produced or processed* $/bbl
Upstream	12,329	0.72
Downstream	8,387	0.64
Corporate	1,844	
Total	22,560	

* Including toller's Volumes

The absolute increase in General and Administrative costs relates to the increase in activity levels. The increase in upstream expenses by $2.2 million in the second quarter of 2002 and by $3.8 million in the six months of 2002 compared to similar periods of 2001 is associated with the increase in upstream operations. Corporate expenses increased by $1.1 million in the second quarter of 2002 (or by $2.4 million in the six months of 2001) compared to the similar period of 2001 mainly due to the provision for doubtful debts and write offs as well as the overall increase in activities.

Net back Analysis

Set out below are the details of the average net back achieved in the second quarter of 2002 and six months of 2002 for export sales and sales derived from the refining of the Company's own crude.

Second quarter 2002

	Crude Oil Exports $/bbl	**Own Crude Oil Refined and sold $/bbl**
Net sales price achieved	**16.11**	**11.38**
Transportation expense	**(4.72)**	**(1.03)**
Production and Refining costs	**(1.14)**	**(2.23)**
Royalty	**(0.85)**	**(0.87)**
Selling Costs	**(0.09)**	**(0.83)**
General and Administrative costs	**(0.84)**	**(1.61)**
Tax expense	**(1.40)**	**(2.16)**
Net Back	**7.07**	**2.65**

Six months of 2002

	Crude Oil Exports $/bbl	**Own Crude Oil Refined and sold $/bbl**
Net sales price achieved	**14.33**	**12.02**
Transportation expense	**(3.55)**	**(1.06)**
Production and Refining costs	**(1.21)**	**(2.16)**
Royalty	**(0.98)**	**(0.96)**
Selling Costs	**(0.05)**	**(0.78)**
General and Administrative costs	**(0.74)**	**(1.31)**
Tax expense	**(1.12)**	**(1.64)**
Net Back	**6.68**	**4.11**

HURRICANE HYDROCARBONS LTD.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization has increased by $0.5 million in the second quarter of 2002 compared to the same period in 2001 (or by $1.8 million in the six months of 2002 compared to the same period in 2001). This increase is mainly due to the increase in production and the capital additions in 2002 as compared to 2001. The effect of these increases was partly offset by the increase in proved producing reserves over the same period.

Second quarter 2002

	DD&A $000's	DD&A $/bbl*
Upstream	6,044	0.56
Downstream	2,784	0.52
Corporate	24	
Total	8,852	

*Downstream includes toller's volumes

Second quarter 2001

	DD&A $000's	DD&A $/bbl*
Upstream	5,972	0.66
Downstream	2,397	0.37
Corporate	24	
Total	8,393	

*Downstream includes toller's volumes

Six months of 2002

	DD&A $000's	DD&A $/bbl*
Upstream	11,812	0.54
Downstream	5,520	0.43
Corporate	46	
Total	17,378	

*Downstream includes toller's volumes

Six months of 2001

	DD&A $000's	DD&A $/bbl*
Upstream	10,770	0.63
Downstream	4,747	0.36
Corporate	60	
Total	15,577	

*Downstream includes toller's volumes

In accordance with Canadian and United States accounting standards, and to provide comfort that anticipated future revenues are sufficient to cover the capitalised costs of properties, the Corporation performs a quarterly "ceiling test". The ceiling test for the quarter ended June 30, 2002 demonstrated that future net revenues exceed the carrying value of the Upstream properties under the full cost method of accounting.

Taxation

The Corporation is subject to a number of taxes in Kazakhstan including, but not limited to, income taxes, excess profits taxes, excise taxes, land taxes, property taxes, transportation taxes, and mandatory contributions to social funds. Income is taxed at the Kazakhstani statutory rate of 30% with the exception of South Kumkol, which is taxed at a rate of 20%. Excess profits taxes have been negotiated with the Kazakhstani government in each hydrocarbon contract. With respect to the Kumkol South, South Kumkol and QAM fields, the Corporation is subject to excess profit tax at rates that vary from 0 to 30% based on the cumulative internal rate of return. With respect to Kumkol North (Turgai), the Corporation is subject to excess profit tax at rates that vary from 0% to 50% based on the cumulative internal rate of return. The Corporation has not incurred any excess profit tax with respect to production from any of its fields. In 2002, the determination of excess profit taxes will be dependent upon crude oil prices and the level of capital expenditures.

The Corporation is subject to excise tax on its domestic sales in Kazakhstan, for crude oil from the South Kumkol field, at a rate of 7 euros per tonne and Maybulak at a rate of 2 euros per tonne and from sales of gasoline at a rate of $30 per tonne and for diesel at a rate of $3.60 per tonne.

Within the Hydrocarbon Contracts for the Corporation's Upstream oil licenses are tax stability clauses that establish the tax regimes under which the Corporation operates. These are fixed as of the date of signing the agreement and remain in effect for the term of the agreement.

The total income tax charges for 2002 and 2001 are set out below.

	Second quarter 2002 $000's	Second quarter 2001 $000's
Upstream	**16,853**	9,158
Downstream	**2,643**	16,416
Corporate	**117**	559
Total	**19,613**	26,133

	Six months 2002 $000's	Six months 2001 $000's
Upstream	**19,998**	13,542
Downstream	**12,089**	28,281
Corporate	**366**	989
Total	**32,453**	42,812

There is a significant switch of tax charges in the second quarter of 2002 from downstream to upstream due to the lower refined product sales by downstream and higher sales of crude oil and refined products by upstream.

The corporate tax expense mainly relates to taxes paid by Hurricane Overseas Services, the company that provides services to the operating subsidiaries in Kazakhstan.

Cash and cash equivalents

Included in cash and cash equivalents as at June 30, 2002 is $10.5 million held by the joint ventures.

Inventory

Included within the inventory of crude oil is an amount of 1,140,730 barrels of FOB sales in transit at June 30, 2002 (2001 – nil). The FOB sales will be recognised when the related oil is delivered to the buyer. Assuming an average FOB realized price of $21.23 per barrel in June, the value of these sales would be $24.2 million and the profit element after tax would be $8.26 million.

Capital Expenditures

The table below provides a breakdown of capital expenditures in 2002 and 2001.

HURRICANE HYDROCARBONS LTD.

	Second quarter 2002 $000's	Second quarter 2001 $000's
Upstream		
- Development wells	**4,350**	1,545
- Facilities and equipment	**20,362**	10,885
- Exploration	**6,604**	1,819
Downstream		
- Refinery HS&E	**316**	178
- Refinery sustaining	**123**	486
- Refinery return projects	**895**	88
- Marketing & other	**1,238**	114
Corporate	**107**	-
Total Capital Expenditure	**33,995**	15,114

	Six months 2002 $000's	Six months 2001 $000's
Upstream		
- Development wells	**7,224**	2,545
- Facilities and equipment	**33,813**	17,576
- Exploration	**8,418**	2,164
Downstream		
- Refinery HS&E	**472**	199
- Refinery sustaining	**225**	892
- Refinery return projects	**1,269**	255
- Marketing & other	**1,928**	306
Corporate	**155**	-
Total Capital Expenditure	**53,504**	23,936

Managing Liquidity and Capital Resources

The levels of cash, current assets and current liabilities at the balance sheet dates for the second quarter ended June 30 of 2002, March 31, 2002 and year ended December 31, 2001 are set out below.

	As at June 30, 2002 $'000's	As at March 31, 2002 $000's	As at December 31, 2001 $000's
Cash and cash equivalents	**131,322**	99,941	64,812
Total current assets (excluding cash)	**133,203**	130,068	105,312
Total current liabilities	**109,447**	115,203	108,737

Working capital excluding cash and short term debt as at June 30, 2002 was $74.4 million ($66 million as at March 31, 2002). The increase is due to the increase in accounts receivable and prepaids both of which are related to the move to FOB sales whereby customers pay after the crude oil is delivered and the Corporation pays the transportation charges in advance. Please refer to Notes 3 and 4 of the consolidated financial statements.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The Company's website can be accessed at www.hurricane-hhl.com.

-30-

For further information please contact:

Nicholas H. Gay Senior Vice President Finance and CFO 44 (1753) 410-020	**Ihor P. Wasylkiw** Vice President Investor Relations (403) 221-8658

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 40-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

HURRICANE HYDROCARBONS LTD.

HURRICANE HYDROCARBONS LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	6 months ended June 30, 2002	3 months ended June 30, 2002	6 months ended June 30, 2001	3 months ended June 30, 2001
REVENUE				
Crude oil	175,786	113,223	128,999	73,541
Refined products	139,445	62,061	174,798	98,351
Processing fees	1,434	3	5,350	1,852
Interest and other income	4,064	2,111	4,945	1,105
	320,729	177,398	314,092	174,849
EXPENSES				
Production	26,413	12,225	19,277	9,664
Royalties and taxes	22,171	9,795	16,287	10,325
Transportation	49,938	36,347	21,894	12,509
Refining	12,327	5,798	9,897	5,799
Crude oil and refined product purchases	38,649	20,549	42,200	30,144
Selling	10,621	4,892	10,529	5,514
General and administrative	27,831	15,330	22,560	12,591
Interest and financing costs	17,250	8,825	6,353	3,288
Depletion and depreciation	17,378	8,852	15,577	8,393
Foreign exchange loss (gain)	409	(65)	653	280
	222,987	122,548	165,227	98,507
INCOME BEFORE UNUSUAL ITEMS	97,742	54,850	148,865	76,342
UNUSUAL ITEMS				
Arbitration settlement	7,091	1,001	6,000	6,000
INCOME BEFORE INCOME TAXES	90,651	53,849	142,865	70,342
INCOME TAXES (Note 9)				
Current provision	28,348	18,360	44,385	23,310
Future income tax	4,105	1,253	(1,573)	2,823
	32,453	19,613	42,812	26,133
NET INCOME BEFORE MINORITY INTEREST	58,198	34,236	100,053	44,209
MINORITY INTEREST	1,281	428	246	(226)
NET INCOME	56,917	33,808	99,807	44,435
DEFICIT, (RETAINED EARNINGS), BEGINNING OF PERIOD	(66,366)	(43,265)	(18,887)	36,477
Preferred share dividends	(16)	(8)	(16)	(8)
(DEFICIT), RETAINED EARNINGS, END OF PERIOD	(9,465)	(9,465)	80,904	80,904
BASIC NET INCOME PER SHARE (Note 12)	0.70	0.42	1.25	0.56
DILUTED NET INCOME PER SHARE (Note 12)	0.67	0.40	1.21	0.54

HURRICANE
HYDROCARBONS LTD.

HURRICANE HYDROCARBONS LTD.

INTERIM CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	As at June 30, 2002	As at December 31, 2001
ASSETS		
CURRENT		
Cash and cash equivalents	131,322	64,812
Accounts receivable (Note 3)	62,876	52,287
Inventory	28,881	29,946
Prepaids (Note 4)	35,959	17,319
Current portion of future income tax asset	5,487	5,766
	264,525	170,130
Long term investments (Note 5)	-	40,000
Future income tax asset	24,341	29,444
Capital assets	369,113	332,896
TOTAL ASSETS	657,979	572,470
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	53,588	48,758
Short term debt	50,618	52,557
Prepayments for crude oil and refined products	5,241	7,422
	109,447	108,737
Long-term debt (Note 7)	304,565	277,767
Provision for future site restoration costs	3,635	3,148
Future income tax liability	23,710	24,988
	441,357	414,640
Minority interest	26,880	25,599
Preferred shares of subsidiary	87	91
COMMIITMENTS AND CONTINGENCIES (Note 11)		
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	199,120	198,506
Deficit	(9,465)	(66,366)
	189,655	132,140
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	657,979	572,470

HURRICANE HYDROCARBONS LTD.

HURRICANE HYDROCARBONS LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	6 months ended June 30, 2002	3 months ended June 30, 2002	6 months ended June 30, 2001	3 months ended June 30, 2001
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Net income	56,917	33,808	99,807	44,435
Items not affecting cash:				
Depletion and depreciation	17,378	8,852	15,577	8,393
Other non-cash charges	(36)	(161)	1,065	712
Minority interest	1,281	428	246	(226)
Future income tax	4,105	1,253	(1,573)	2,823
Cash flow	79,645	44,180	115,122	56,137
Changes in non-cash operating working capital items (Note 13)	(25,148)	(10,668)	(58,806)	626
Cash flow from operating activities	54,497	33,512	56,316	56,763
FINANCING ACTIVITIES				
Short term debt	(17,938)	(8,482)	16,500	2,508
Redemption of series 5 warrants	-	-	(9,425)	-
Long term debt (Note 13)	42,863	335	(32,088)	(42,894)
Repayment of Turgai Petroleum dividend	-	-	10,500	10,500
Proceeds from issue of share capital, net of share issuance costs	613	24	32	6
Preferred share dividends	(16)	(8)	(16)	(8)
Funds provided by (used for) financing	25,522	(8,131)	(14,497)	(29,888)
INVESTING ACTIVITIES				
Long-term investment (Note 5)	40,000	40,000	-	-
Capital additions	(53,504)	(33,995)	(23,936)	(15,114)
Acquisition of ShNOS, net of cash acquired	-	-	(52)	-
Purchase of preferred shares of subsidiary	(5)	(5)	(3)	-
Funds provided by (used for) investing	(13,509)	6,000	(23,991)	(15,114)
INCREASE IN CASH	66,510	31,381	17,828	11,761
CASH AND CASH EQUIVALENTS POSITION, BEGINNING OF PERIOD	64,812	99,941	59,298	65,365
CASH AND CASH EQUIVALENTS POSITION, END OF PERIOD	131,322	131,322	77,126	77,126

HURRICANE HYDROCARBONS LTD.

HURRICANE HYDROCARBONS LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS)

1 SIGNIFICANT ACCOUNTING POLICIES

The Interim Consolidated Financial Statements of Hurricane Hydrocarbons LTD. ("Hurricane" or the "Corporation") have been prepared by management in accordance with generally accepted accounting principles in Canada. Certain information and disclosures normally required to be included in the notes to the annual financial statements has been omitted or condensed. The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Hurricane's Annual Report for the year ended December 31, 2001. The accounting principles applied are consistent with those as set out in the corporation's annual financial statements for the year ended December 31, 2001, except as described in Note 8.

2 SEGMENTED INFORMATION

	6 months ended June 30, 2002			
	Upstream	Downstream	Corporate services	Consolidated
REVENUE				
Crude oil	175,786	-	-	175,786
Refined products	28,155	111,290	-	139,445
Processing fees	-	1,434	-	1,434
Interest and other income	2,737	330	997	4,064
	206,678	113,054	997	320,729
EXPENSES				
Production	26,413	-	-	26,413
Royalties and taxes	22,420	(249)	-	22,171
Transportation	49,938	-	-	49,938
Refining	-	12,327	-	12,327
Crude oil and refined products purchases	11,181	27,468	-	38,649
Selling	1,136	9,485	-	10,621
General and administrative	16,165	7,424	4,242	27,831
Interest and financing costs	4,271	676	12,303	17,250
Depletion and depreciation	11,812	5,520	46	17,378
Foreign exchange loss (gain)	388	(41)	62	409
	143,724	62,610	16,653	222,987
INCOME BEFORE UNUSUAL ITEMS	62,954	50,444	(15,656)	97,742
UNUSUAL ITEM				
Arbitration settlement	7,091	-	-	7,091
INCOME BEFORE INCOME TAXES	55,863	50,444	(15,656)	90,651
INCOME TAXES				
Current provision	19,040	8,942	366	28,348
Future income tax	958	3,147	-	4,105
	19,998	12,089	366	32,453
MINORITY INTEREST	-	1,281	-	1,281
NET INCOME	35,865	37,074	(16,022)	56,917
INTERSEGMENT REVENUE	54,249	29,199	-	-

Included in the upstream crude oil revenue, for the six months ended June 30, 2002, is sales to one external customer in the amount of $62.7 million.

HURRICANE HYDROCARBONS LTD.

	3 months ended June 30, 2002			
	Upstream	Downstream	Corporate services	Consolidated
REVENUE				
Crude oil	113,223	-	-	113,223
Refined products	17,168	44,893	-	62,061
Processing fees	-	3	-	3
Interest and other income	1,475	617	19	2,111
	131,866	45,513	19	177,398
EXPENSES				
Production	12,225	-	-	12,225
Royalties and taxes	10,252	(457)	-	9,795
Transportation	36,347	-	-	36,347
Refining	-	5,798	-	5,798
Crude oil and refined products purchases	7,472	13,077	-	20,549
Selling	1,004	3,888	-	4,892
General and administrative	9,028	4,086	2,216	15,330
Interest and financing costs	2,170	336	6,319	8,825
Depletion and depreciation	6,044	2,784	24	8,852
Foreign exchange (gain) loss	(520)	289	166	(65)
	84,022	29,801	8,725	122,548
INCOME BEFORE UNUSUAL ITEMS	47,844	15,712	(8,706)	54,850
UNUSUAL ITEM				
Arbitration settlement	1,001	-	-	1,001
INCOME BEFORE INCOME TAXES	46,843	15,712	(8,706)	53,849
INCOME TAXES				
Current provision	13,758	4,485	117	18,360
Future income tax	3,095	(1,842)	-	1,253
	16,853	2,643	117	19,613
MINORITY INTEREST	-	428	-	428
NET INCOME	29,990	12,641	(8,823)	33,808
INTERSEGMENT REVENUE	21,057	14,191	-	-

Included in the upstream crude oil revenue, for the three months ended June 30, 2002, is sales to one external customer in the amount of $30.4 million.

HURRICANE HYDROCARBONS LTD.

	6 months ended June 30, 2001			
	Upstream	Downstream	Corporate services	Consolidated
REVENUE				
Crude oil	126,960	2,039	-	128,999
Refined products	2,018	172,780	-	174,798
Processing fees	-	5,350	-	5,350
Interest and other income	4,544	585	(184)	4,945
	133,522	180,754	(184)	314,092
EXPENSES				
Production	19,277	-	-	19,277
Royalties and taxes	16,287	-	-	16,287
Transportation	21,894	-	-	21,894
Refining	-	9,897	-	9,897
Crude oil and refined products purchases	-	42,200	-	42,200
Selling	3,108	7,421	-	10,529
General and administrative	12,329	8,387	1,844	22,560
Interest and financing costs	4,198	350	1,805	6,353
Depletion and depreciation	10,770	4,747	60	15,577
Foreign exchange loss (gain)	548	443	(338)	653
	88,411	73,445	3,371	165,227
INCOME BEFORE UNUSUAL ITEMS	45,111	107,309	(3,555)	148,865
UNUSUAL ITEM				
Arbitration settlement	-	-	6,000	6,000
INCOME BEFORE INCOME TAXES	45,111	107,309	(9,555)	142,865
INCOME TAXES				
Current provision	38,812	4,584	989	44,385
Future income tax	(25,270)	23,697	-	(1,573)
	13,542	28,281	989	42,812
MINORITY INTEREST	-	246	-	246
NET INCOME	31,569	78,782	(10,544)	99,807
INTERSEGMENT REVENUE	99,018	4,099	-	-

Included in the upstream crude oil revenue, for the six months ended June 30, 2001, is sales to one external customer in the amount of $53.3 million.

HURRICANE HYDROCARBONS LTD.

	3 months ended June 30, 2001			
	Upstream	Downstream	Corporate services	Consolidated
REVENUE				
Crude oil	73,554	(13)	-	73,541
Refined products	532	97,819	-	98,351
Processing fees	-	1,852	-	1,852
Interest and other income	1,089	232	(216)	1,105
	75,175	99,890	(216)	174,849
EXPENSES				
Production	9,664	-	-	9,664
Royalties and taxes	10,325	-	-	10,325
Transportation	12,509	-	-	12,509
Refining	-	5,799	-	5,799
Crude oil and refined products purchases	-	30,144	-	30,144
Selling	1,295	4,219	-	5,514
General and administrative	6,831	4,669	1,091	12,591
Interest and financing costs	2,107	336	845	3,288
Depletion and depreciation	5,972	2,397	24	8,393
Foreign exchange loss (gain)	300	179	(199)	280
	49,003	47,743	1,761	98,507
INCOME BEFORE UNUSUAL ITEMS	26,172	52,147	(1,977)	76,342
UNUSUAL ITEM				
Arbitration settlement	-	-	6,000	6,000
INCOME BEFORE INCOME TAXES	26,172	52,147	(7,977)	70,342
INCOME TAXES				
Current provision	21,366	1,385	559	23,310
Future income tax	(12,208)	15,031	-	2,823
	9,158	16,416	559	26,133
MINORITY INTEREST	-	(226)	-	(226)
NET INCOME	17,014	35,957	(8,536)	44,435
INTERSEGMENT REVENUE	45,542	1,332	-	-

Included in the upstream crude oil revenue, for the three months ended June 30, 2001, is sales to one external customer in the amount of $25.4 million.

	As at June 30, 2002			
	Upstream	Downstream	Corporate services	Consolidated
Total assets	389,530	137,956	130,493	657,979
Liabilities	173,871	48,942	218,544	441,357
Capital additions	49,455	3,894	155	53,504

	As at December 31, 2001			
	Upstream	Downstream	Corporate services	Consolidated
Total assets	344,176	191,955	36,339	572,470
Liabilities	162,543	50,288	201,809	414,640
Capital additions	91,957	10,046	729	102,732

3 ACCOUNTS RECEIVABLE

	June 30, 2002	December 31, 2001
Trade accounts receivable	40,351	25,930
Value added tax recoverable	7,499	10,153
Withholding tax recoverable	5,000	5,000
Other receivables	10,026	11,204
	62,876	52,287

4 PREPAIDS

	June 30, 2002	December 31, 2001
Advances for services and equipment	17,380	14,788
Prepayment of transportation for FOB sales	17,430	1,104
Prepayment for pipeline tariff	1,149	1,427
	35,959	17,319

5 LONG TERM INVESTMENTS

The Corporation entered into a Sale and Purchase Agreement to acquire a 49.9% interest, with equal management rights in a company, which has a 1.75% interest in the Caspian Pipeline Consortium ("CPC pipeline"). The first payment of $40 million was made on December 28th, 2001.

Conditions set out in the Sale and Purchase agreement could not be met by the deadline of June 13, 2002 and therefore the agreement was terminated. The first payment was refunded in full.

6 JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a) 50% equity shareholding with equivalent voting power in CJSC Turgai Petroleum ("Turgai"), formerly Kumkol Lukoil CJSC, which operates the northern part of the Kumkol field in Kazakhstan.

b) 50% equity shareholding with equivalent voting power in LLP Kazgermunai ("Kazgermunai"), which operates three oil fields in Kazakhstan: Akshabulak, Nuraly and Aksai.

The following amounts are included in the Corporation's financial statements as a result of the proportionate consolidation of its joint ventures:

	6 months ended June 30, 2002		
	Turgai	Kazgermunai	Total
Cash	1,483	9,033	10,516
Current assets, excluding cash	5,593	15,603	21,196
Capital assets, net	22,359	54,812	77,171
Current liabilities	11,518	1,581	13,099
Long term debt	-	62,441	62,441
Revenue	30,586	15,255	45,841
Expenses	18,142	13,786	31,928
Net income	12,444	1,469	13,913
Cash flow from (used in) operating activities	4,254	(968)	3,286
Cash flow from financing activities	-	1,373	1,373
Cash flow used in investing activities	(4,270)	(2,888)	(7,158)

	3 months ended June 30, 2002		
	Turgai	Kazgermunai	Total
Revenue	18,634	10,017	28,651
Expenses	10,868	6,989	17,857
Net income	7,766	3,028	10,794
Cash flow from (used in) operating activities	1,786	(1,306)	480
Cash flow from financing activities	-	629	629
Cash flow used in investing activities	(2,959)	(2,010)	(4,969)

The crude oil sales for the 6 months ended June 30, 2002 includes $15.5 million of crude oil sales made by Turgai to ShNOS and $5.9 million of crude oil sales made by Kazgermunai to ShNOS.

The crude oil sales for the 3 months ended June 30, 2002 includes $7 million of crude oil sales made by Turgai to ShNOS and $1.9 million of crude oil sales made by Kazgermunai to ShNOS.

HURRICANE HYDROCARBONS LTD.

	6 months ended June 30, 2001		
	Turgai	Kazgermunai	Total
Cash	11,360	3,324	14,684
Current assets, excluding cash	14,789	11,918	26,707
Capital assets, net	9,567	57,500	67,067
Current liabilities	4,081	5,333	9,414
Long term debt	-	60,644	60,644
Revenue	32,889	23,584	56,473
Expenses	10,558	19,074	29,632
Net income	22,331	4,510	26,841
Cash flow from operating activities	2,882	7,089	9,971
Cash flow used in financing activities	(10,500)	(21,404)	(31,904)
Cash flow used in investing activities	(2,104)	(1,016)	(3,120)

	3 months ended June 30, 2001		
	Turgai	Kazgermunai	Total
Revenue	16,441	13,208	29,649
Expenses	7,437	10,923	18,360
Net income	9,004	2,285	11,289
Cash flow from (used in) operating activities	(5,558)	2,464	(3,094)
Cash flow used in financing activities	(10,500)	(23,279)	(33,779)
Cash flow used in investing activities	(924)	(608)	(1,532)

The crude oil sales for the 6 months ended June 30, 2001 includes $25.7 million of crude oil sales made by Turgai to ShNOS.

The crude oil sales for the 3 months ended June 30, 2001 includes $11.4 million of crude oil sales made by Turgai to ShNOS.

7 LONG TERM DEBT

Long term debt is represented by:

	June 30, 2002	December 31, 2001
12% notes	206,989	189,976
Kazgermunai debt	62,441	61,068
Term facility	24,000	16,000
ShNOS bonds	13,162	13,227
Issue costs	(2,027)	(2,504)
	304,565	277,767

12% Notes

$18.6 million of the Notes outstanding as at December 31, 2001 were sold during the 6 months ended June 30, 2002 ($3.2 million during 3 months ended June 30, 2002).

Term Facility

The Corporation entered into a secured, Term Facility for $60 million. The facility will be repaid in fifteen equal monthly installments commencing October 2002 and bears interest at LIBOR plus 3.5%. As at June 30, 2002 the Corporation had drawn $60 million under this facility, $36 million of which is classified as short-term debt as of June 30, 2002.

The issue costs related to the Notes are $1.8 million and are recorded as deferred charges, and are amortized, as well as $0.8 million of deferred charges related to the Term Facility (see below).

Long term debt principal repayments due for each of the next five years and in total are as follows:

	2002	2003	2004	2005	2006	Total
12% Notes	-	-	-	-	206,989	206,989
Term facility	24,000	-	-	-	-	24,000
ShNOS bonds	-	-	13,162	-	-	13,162
	24,000	-	13,162	-	206,989	244,151

The Kazgermunai debt does not have fixed repayment terms.

Interest Expense

Interest expense for the 6 months ended June 30, 2002 and 3 months ended June 30, 2002 was $17.2 million and $8.8 million respectively of which interest related to long term debt was $16.6 million and $8.2 million respectively.

Interest expense for the 6 months ended June 30, 2001 and 3 months ended June 30, 2001 was $6.3 million and $3.3 million respectively of which interest related to long term debt was $5.8 million and $3 million respectively.

8 SHARE CAPITAL

The Corporation maintains an incentive stock option plan ("plan") under which directors, officers and key personnel may be granted options to purchase class A common shares of the Corporation. The Corporation has reserved 8,776,500 class A common shares for issuance upon the exercise of options granted under the terms of the plan. The board of directors determines the exercise price of each option, provided that no option shall be granted with an exercise price at a discount to market. The vesting periods established under the Corporation's stock option plan and the term of the options are set by the board of directors, subject to a maximum term for any option of 10 years.

The Corporation has adopted the recommendations of the Canadian Institute of Chartered Accountants regarding stock based compensation. The Corporation has elected to use the intrinsic value method of accounting for stock options and to disclose the pro forma results of using the fair value method. The new recommendations apply to options granted after January 1, 2002. There have been no stock options granted during the six month period ended June 30, 2002.

9 INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to Hurricane's income before income taxes. This difference results from the following items:

	6 months ended June 30, 2002	3 months ended June 30, 2002	6 months ended June 30, 2001	3 months ended June 30, 2001
Income before income tax:	90,652	53,849	142,620	70,097
Effective Kazakhstan income tax rate	30%	30%	30%	30%
Expected tax expense	27,196	16,155	42,786	21,029
Non-deductible amounts, net	3,500	4,390	6,513	5,816
Prior year losses carry-forward	-	-	(667)	-
Lower tax rate for South Kumkol field	(1,096)	(932)	(1,424)	(712)
Future income tax recognised	2,853	-	(4,396)	-
Income tax expense	32,453	19,613	42,812	26,133

10 FINANCIAL INSTRUMENTS

The fair value of current assets and current liabilities approximates their carrying value due to the short-term maturity of these instruments. The fair value of long-term debt also approximates its carrying value.

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation's exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with major financial institutions.

Contract Amount (bbls per month)	Contract Period	Contract Type	Price Ceiling or Contracted Price	Price Floor
200,000	July 2002 to September 2002	Brent IPE Futures	25.27	-
166,667	October 2002 to December 2002	Brent IPE Futures	25.22	-
187,500	January 2003 to December 2003	Costless Collar	29.00	17.00
75,000	January 2003 to December 2003	Costless Collar	30.00	17.00

11 COMMITMENTS AND CONTINGENCIES

Government taxes and legislation

The Corporation, through its operating subsidiaries in Kazakhstan, has disputed certain tax assessments as disclosed in note 16 to the financial statements in the December 31, 2001 Annual Report.

The Corporation has been engaged in two court cases in Kazakhstan pertaining to the disputed assessments. The first involved ShNOS and was for approximately $8.8 million. ShNOS has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is a possibility that the Ministry of State Revenue may appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. No provision has been made in the financial statements for this assessment.

The second case involved HKM and was for a total of approximately $8 million excluding any potential fines or penalties, which may be approximately $2 million. HKM was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. HKM will appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. The Corporation has provided for $4.2 million of the $8 million in the June 30, 2002 financial statements. The Corporation continues to dispute this assessment, as it believes the tax stability provisions of its Hydrocarbons Contracts establish that HKM is not subject to the assessed taxes.

Legal proceedings

The Corporation has been named as a defendant in a claim filed by a company alleging it was retained under a consulting contract as disclosed in Note 16 to the financial statements in the December 31, 2001 Annual Report. The arbitration decision has been received and the Corporation has accrued $7.1 million for full settlement of the claim.

12 NET INCOME PER SHARE

The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	6 months ended June 30, 2002	3 months ended June 30, 2002	6 months ended June 30, 2001	3 months ended June 30, 2001
Weighted average number of common shares outstanding	80,911,226	81,196,383	79,814,516	79,816,295
Dilution from exercisable options (including convertible securities)	3,493,951	3,493,951	2,758,136	3,134,728
Diluted number of shares outstanding	84,405,177	84,690,334	82,572,652	82,951,023

No options were excluded from the calculation of diluted number of shares outstanding during the 6 months ended June 30, 2002 and 3 months ended June 30, 2002. During the 6 months ended June 30, 2001 and 3 months ended June 30, 2001 excluded from the calculation were 345,000 and 100,000 respectively.

HURRICANE HYDROCARBONS LTD.

13 CASH FLOW INFORMATION

Changes in non-cash operating working capital items include:

	6 months ended June 30, 2002	3 months ended June 30, 2002	6 months ended June 30, 2001	3 months ended June 30, 2001
(Increase)/decrease in accounts receivable	(8,945)	(1,838)	(26,942)	(12,460)
(Increase)/decrease in inventory	1,065	(827)	(1,407)	17,567
(Increase)/decrease in prepaids	(18,639)	(1,982)	(11,219)	(7,964)
Increase/(decrease) in accounts payable and accrued liabilities	3,553	2,860	(19,206)	2,398
(Decrease)/increase in prepayments for crude oil and refined products	(2,182)	(8,881)	(32)	1,085
	(25,148)	(10,668)	(58,806)	626

Change in long-term debt includes:

	6 months ended June 30, 2002	3 months ended June 30, 2002	6 months ended June 30, 2001	3 months ended June 30, 2001
Proceeds from ShNOS bonds	-	-	13,322	4,392
Proceeds from term facility	24,000	(4,000)	-	-
12% notes sold, net of discount	17,195	3,240	-	-
Repayment of Canadian and US Notes	-	-	(23,956)	(23,956)
Amortisation of discount and deferred costs	625	465	-	-
Repayment of Kazgermunai debt	-	-	(25,000)	(25,000)
Accrued interest on Kazgermunai debt	1,373	630	3,546	1,670
Cancelled 12% notes	(330)	-	-	-
	42,863	335	(32,088)	(42,894)

14 COMPARATIVE FIGURES

The presentation of certain accounts for previous periods has been changed to conform with the presentation adopted for the current period.

HURRICANE
HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – July 30, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Hurricane Hydrocarbons Share Purchase Program

CALGARY, Alberta — Hurricane Hydrocarbons Ltd. ("Hurricane") today announced that subject to Toronto Stock Exchange approval, it will proceed with a normal course issuer bid in connection with its share repurchase program.

The share repurchase program enables Hurricane to repurchase in accordance with the rules and policies of The Toronto Stock Exchange up to 5,253,238 common shares, representing 10% of its public float from time to time during the next 12 months. All shares purchased under the share repurchase program by Hurricane will be cancelled. Hurricane currently has outstanding 81,371,497 common shares.

In connection with the share repurchase program, the largest shareholder of Hurricane, Central Asian Industrial Holdings N.V. ("CA"), has agreed to participate in the program to maintain its current ownership percentage in Hurricane at approximately 30% of the outstanding common shares.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

– 30 –

For further information:
Mr. Anthony Peart
Senior Vice-President, General Counsel
and Corporate Secretary
(tel.: 44-1753-410020)

HURRICANE HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – August 2, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: TSX Approval of Hurricane Hydrocarbons Share Repurchase Program

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") today announced that it has received approval of The Toronto Stock Exchange to proceed with its previously announced normal course issuer bid.

This approval allows the company to commence the share repurchase program on August 7, 2002. The program will terminate when Hurricane has purchased the maximum allowable number of shares unless it provides earlier notice of termination. If not previously terminated, the share repurchase program will terminate on August 6, 2003.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on The Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

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For further information:
Mr. Anthony Peart
Senior Vice-President, General Counsel
and Corporate Secretary
(tel.: 44-1753-410020)